SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*

PRESTIGE BRANDS HOLDINGS, INC.

 (Name of Subject Company (Issuer))

GENOMMA LAB INTERNACIONAL, S.A.B. de C. V.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74112D101
(CUSIP Number of Class of Securities)

Oscar Villalobos Torres
Chief Financial Officer
Genomma Lab Internacional, S.A.B. de C. V.
Edificio Samara, Antonio Dovalí Jaime #70 Piso 2
Colonia Santa  Fe, Delegación Álvaro Obregón
C.P. 01210, Ciudad de México, Distrito Federal,
Telephone:  +52 (55) 5081-0000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone:  (212) 259-6888

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:Not applicable.	Filing Party: Not applicable.
Form or Registration No.:Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige Brands Holdings, Inc. ("Prestige") , the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige has commenced at this time.  In connection with the proposed transaction, Genomma intends to file tender offer documents with the U.S. Securities and Exchange Commission ("SEC").  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

On April 26, 2012, Genomma Lab Internacional, S.A.B. de C.V. issued the following press release and filed it with the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission):

GENOMMA LAB INTERNACIONAL'S BOARD OF DIRECTORS
UNANIMOUSLY REAFFIRMS ITS INTEREST TO ACQUIRE PRESTIGE BRANDS HOLDINGS FOR $16.60 PER SHARE IN CASH

Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") (BMV: LAB.B.) today announced that its Board of Directors has unanimously reaffirmed Genomma's interest to acquire all of the outstanding shares of Prestige Brands Holdings, Inc. ("Prestige") (NYSE: PBH) common stock for $16.60 per share in cash.

Genomma's offer represents a 23% premium over Prestige's closing stock price and a 47% premium to the three-month historical average of Prestige's stock price, both as of February 17, 2012 – the last trading day prior to Genomma announcing its plan to acquire all issued and outstanding shares of Prestige.  The offer also represents an EV/EBITDA 2012e multiple of 9.3x.

Since Genomma's initial proposal to Prestige on February 21, 2012, Genomma has satisfied Prestige's conditions by:

•	Securing an understanding with regards to committed financing for the transaction from prominent financial institutions; and
•	Receiving approval for the offer from Genomma's shareholders.

Genomma intends to make public in short order a presentation highlighting the compelling value proposition it has presented to Prestige's shareholders and rebutting the unfounded and unsubstantiated allegations Prestige management has made in respect of Genomma's proposal intended to entrench the position of management at the expense of shareholders.

Rodrigo Herrera, Genomma's chief executive officer, said, "We remain firmly committed to pursuing a transaction to acquire all of the outstanding shares of common stock of Prestige.  As I have said before, we are fully prepared at any time to meet with representatives of Prestige to negotiate a mutually acceptable transaction.  I am completely convinced that meeting will prove to be highly beneficial to both Prestige and Genomma as the combination of our two companies offers compelling value to shareholders and provides a unique opportunity to bring together two world-class brand portfolios under our proven ability to market and develop brands and products."

About Genomma

Genomma is one of the fastest growing over-the-counter pharmaceutical and personal care products companies in Mexico, offering more than 73 brands, many of which are leaders in their product categories.  Genomma has extensive in-house product development capabilities that it uses to develop trusted and established brands.  Genomma's top-selling brands occupy a "top-of-mind" position for many consumers.  These top-selling brands are supported by a broad portfolio of products which largely target large, high-growth over-the-counter pharmaceutical and personal care markets.  For more information, visit www.genommalab.com.

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige, the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma's ability to realize the synergies contemplated by a potential transaction and Genomma's ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige has commenced at this time.  In connection with the proposed transaction, Genomma may file tender offer documents with the U.S. Securities and Exchange Commission ("SEC").  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

# # #

Contacts:
Genomma Lab Internacional, S.A.B. de C.V.	The Abernathy MacGregor Group
Óscar Villalobos Torres	Tom Johnson / Michael Pascale
Vice President and Chief Financial Officer	Tel: (212) 371-5999
Tel: 011 (5255) 5081-0083
ovillalobos@genommalab.com
Innisfree M&A Incorporated
Arthur Crozier / Jennifer Shotwell / Scott Winter
Tel: (212) 750-5833

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma Lab Internacional, S.A.B. de C.V. ("Genomma") that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like believe," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige Brands Holdings, Inc. ("Prestige"), the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige has commenced at this time.  In connection with the proposed transaction, Genomma intends to file tender offer documents with the U.S. Securities and Exchange Commission ("SEC").  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, Genomma intends to file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Prestige. INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Prestige will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Genomma, certain of its directors and executive officers and the individuals nominated by Genomma for election to Prestige’s board of directors (the "Genomma Nominees") may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC.  As of the date of this communication, Genomma is the owner of 100 shares of common stock of Prestige.  No additional compensation will be paid to Genomma’s directors and executive officers in connection with such solicitation of proxies.  Investors and security holders can obtain additional information regarding the direct and indirect interests of the Genomma Nominees and other participants in the additional soliciting material filed by Genomma with the SEC on April 2, 2012 and by reading the definitive proxy statement when it becomes available.

On April 26, 2012, Genomma Lab Internacional, S.A.B. de C.V. posted the following presentation on its website:

Genomma Lab's Offer to Acquire Prestige Brands

Genomma Lab Internacional

April 26, 2012

Genomma's All Cash Proposal Offers Prestige Shareholders Compelling Value

- **At $16.60 per share, Genomma's offer values Prestige's equity at $856 million, which represents a: (1)**
  - 23% premium to the 1 day prior to announcement compared to a median 1-day premium paid in the sector over the last 10 years of 21% (2)
  - 33% premium to the 30 days prior to announcement compared to a median premium paid of 25% (2)
  - 9.3x EBITDA multiple, consistent with precedent transactions in the sector over the last 10 years, including Chattem (an outlier), which have a median EBITDA multiple of 9.1x

- **Genomma's offer multiple is a 26% premium to the 7.4x multiple Prestige recently paid for the GlaxoSmithKline ("GSK") assets**
  - The GSK assets now generate ~40% of Prestige's pro forma EBITDA
  - The value of the GSK assets was extensively evaluated and determined by Prestige as part of a widely-auctioned sale process

- **Therefore, when keeping the value of the GSK assets static, the Genomma offer implies a 10.7x multiple on Prestige's legacy business**
  - A multiple of 10.7x is significantly higher than Prestige has ever been valued
    - Multiple represents a 37% premium to Prestige's 3-year average EBITDA multiple of 7.8x

Sources: Prestige filings, investor presentation, website and press releases; Genomma filings, investor presentation, website and press releases; Wall Street research; Dealogic; and Capital IQ.
Notes: The terms "EBITDA" and "multiple" refer to Last 12 Months EBITDA. EBITDA multiple refers to Enterprise Value / Last 12 Months EBITDA.

1) Includes approximately 50.4 million basic common outstanding shares, 0.3 million restricted stock / restricted stock units and 1.8 million options at a weighted average strike price of $8.48 per share; per Prestige's latest 10-Q for the period ended December 31, 2011.
2) Includes only completed, all-cash, public transactions for the consumer and retail industry for the period April 5, 2002 through April 5, 2012, where premium data is available. Sample limited to change of control transactions (>50% stake acquired), transactions over $100 million transaction value and transactions involving US targets.

2

Deal Certainty — Conditions Have Been Largely Removed

Shareholder Approval	✓	• Received Genomma shareholder approval on March 29, 2012 for the proposed transaction • Shareholders also delegated authority to the Board to finalize the negotiations
Other Conditions	✓	• Transaction requires only customary financial and regulatory closing conditions • No unique closing conditions are required

- **Once Prestige opens the door for Genomma to conduct due diligence, Genomma and its team of advisors are ready to move quickly to complete their diligence**

3

Prestige Refuses to Engage Despite Genomma Addressing Its Concerns Regarding Genomma's Proposal

- **Prestige management continues to refuse a dialogue in spite of clear guidance that conditionalities have largely been removed and potential price flexibility exists subject to due diligence**
  - On April 5, 2012, Genomma's financial advisors reached out to Prestige's financial advisors in an effort to initiate a friendly dialogue and implement a constructive process to negotiate a transaction with Prestige
  - On the same date, Genomma's CEO directly spoke to Prestige's CEO to convey the same message
  - Both efforts were met with the unambiguous message that Prestige's management and Board of Directors have no intention to consider a transaction with Genomma at this point
- **The refusal by Prestige to engage forces Genomma to pursue a transaction directly with Prestige shareholders**
- **Genomma has a desire to engage in a meaningful dialogue and conduct due diligence**
- **In the meantime, Prestige shareholders should closely scrutinize Prestige's future value proposition as a standalone entity, as well as certain claims made by Prestige management designed to discredit Genomma's offer [1]**

Sources: Genomma filings.
1) Prestige investor presentation dated March 22, 2012.

4

Lack of Organic Growth

- **Prestige's results are largely absent of any organic growth since its initial public offering ("IPO"), including the Company's most recent reported periods**
  - In FY 2011, the first full year under the current management team, Prestige had organic growth of 1.7%
  - For the first nine months of FY 2012, Prestige's organic growth turned *negative* (-0.1%)
- **Recently, Prestige management suggested that this trend is not about to change**
  - "I'm not sure that I would model an ongoing 3% organic growth rate in this economic environment."
    — Matt Mannelly, CEO of Prestige Brands (Q3 2012 earnings call; February 9, 2012)
- **Wall Street analysts also share a pessimistic view concerning Prestige's ability to grow organically**
  - "We anticipate relatively flat organic sales growth, with higher sales of core OTC healthcare brands offset by lower sales of non-core OTC and household cleaning brands."
    — Jon Andersen, William Blair (February 9, 2012)
- **Prestige's lack of organic growth, both historically and more recently under new management, demonstrates the key limitation of the business model**
  - The inability to reinvigorate and grow brands once they have been acquired

Sources: Prestige filings, Prestige earnings call transcripts and Wall Street research.

5

Prestige Brands — A Roll-Up Strategy and Business Model at Its Core

- **Prestige management has been successful in acquiring brands and integrating them into the business**
- **Acquisitions have, however, been Prestige's only source of growth and value creation in the 2+ years since the current management team joined**
  - In fact, aside from Prestige's stock price movements between the announcement and closing dates of Prestige's three most recent acquisitions [1], its stock price performance was negative (-2.6%) [2]
- **With a fully-levered balance sheet following the GSK brands acquisition, Prestige is significantly constrained from pursuing any meaningful M&A activity**
- **In its March 22, 2012 Investor Presentation, Prestige management suggested that it would take up to 24 months to regain financial flexibility to continue its acquisition strategy**
- **In the meantime, without any organic growth, no evidence exists to reassure shareholders that any growth or value creation can actually occur**

Sources: Prestige filings, Capital IQ and Wall Street research.

1) Prestige's three most recent acquisitions include Dramamine, Blacksmith Brands and GSK's North American OTC brands.

2) Represents the cumulative price performance from September 2, 2009 (appointment of current management team) through February 17, 2012, excluding price performance between the announcement and the close of the Dramamine, Blacksmith Brands and GSK North American OTC brands acquisitions.

6

Prestige Faces Significant Challenges as a Standalone Company

- **Continuing pressure on Prestige's household products business**
  - Household products revenue declined 6.9% in the first nine months of FY 2012 primarily due to lower sales of Comet
  - Management has announced a plan to "stabilize" its household products business by launching new products in an attempt to mitigate the declining revenue
  - The household products sector is very competitive and price sensitive, with the main competitors all being large companies with significant sales and marketing clout
- **The potential reemergence of J&J's Children's business**
  - J&J pulled its Children's Tylenol product from the market in April 2010 due to manufacturing problems
  - Prestige's Pediacare / Little brands clearly benefited from this one-time occurrence, and the specific growth Prestige experienced with these brands in this period is not sustainable
- **Prestige has acknowledged that its advertising and promotion ("A&P") spend needs to meaningfully increase in the coming years**
  - This will put direct pressure on Prestige's margins in an environment that remains intensely competitive
  - Combined with the fact that there can be no further acquisitions in the foreseeable future, this will put further pressure on both the top and bottom line
- **Prestige increasingly competes with OTC / consumer products companies of massive scale**
  - Prestige, with a market cap of less than $700 million, is subject to competition from large, multi-national corporations such as Procter & Gamble, which has a market cap of ~$180 billion
  - Large-cap consumer packaged goods ("CPG") and pharma competitors possess international platforms and marketing and manufacturing capabilities far beyond that of Prestige

Sources: Prestige filings, Capital IQ and Wall Street research.

7

Genomma is Better Positioned to Reinvigorate Prestige's Growth in Ways Unattainable as a Standalone Company

- **Genomma will make the type of investment required to create sustainable organic growth**
  - Genomma has internally developed most of its more than 80 brands and has taken them to the number 1 or number 2 market share positions
  - A proven track record of reinvigorating brands through the development of line extensions, advanced formulas and innovative packaging
  - Unique in-house marketing capability of optimally creating and customizing brand awareness

- **Genomma has the ability to regionalize both Prestige and Genomma's leading brands**
  - Unique opportunity to expand Prestige's brand portfolio in Mexico and the 14 other Latin American markets in which Genomma operates
  - Genomma would gain shelf space and a footprint in the U.S. and Canada for several of its own key brands

- **Prestige's product portfolio is an excellent complement to Genomma's product portfolio**
  - Creates a comprehensive product offering across the top OTC and personal care categories in the U.S., Canada and Latin America

8

Shareholders Should Carefully Scrutinize Certain Claims Made by Prestige

Prestige Claims	Genomma Perspective
• Genomma's timing is opportunistic and intercepted a rising stock price	• Opportunistic implies bidding at a low point – Meanwhile, Prestige shares climbed 43% following the announcement of the GSK transaction, setting a new 52-week high – In fact, Prestige was at a 5-year high • Prestige was trading at an 8.6x EBITDA multiple, significantly higher than its 3-year average of 7.8x and 2-year average of 8.0x • Momentum had subsided at the time of the offer – Prestige actually underperformed the S&P 500 between the GSK brands closing and Genomma's offer (1)
• Value of Prestige's tax asset was not reflected in Genomma's offer	• The value was reflected in Prestige's share price • The rise in Prestige's share price represented an increase of $209 million in equity value – 55% more than the $135 million tax asset Prestige reported as part of the GSK acquisition • The market was fully aware of the value of the tax asset as Prestige had clearly highlighted it and quantified it in its press release, 8-K filing and investor presentation

Sources: Prestige filings, Prestige press releases, Capital IQ and Wall Street research.
(1) For the period February 1, 2012 through February 17, 2012, the last trading day prior to Genomma's proposal.

9

Shareholders Should Carefully Scrutinize Certain Claims Made by Prestige

Prestige Claims	Genomma Perspective
• Average premium paid in precedent M&A transactions is 39%	• Prestige's analysis goes back 20 years • It is customary to measure transactions across a more current period, excluding outlier periods that skew the data, such as during the dot.com bubble • Looking at the data over the last 10 years: – Average 1-day premium paid of 29% (1) – Average 30-day premium paid of 33% (2)
• Sanofi's acquisition of Chattem for 13.6x EBITDA represents the comparable EBITDA multiple paid in precedent transactions	• Prestige only highlights 1 transaction in its precedent(s) analysis – It is customary to use a robust data set, not 1 data point • For several important reasons, including growth, scale and low leverage, Chattem consistently traded on average at a 48% higher multiple than that of Prestige • Using a more customary approach, comparable transactions in the sector over the last 10 years (including Chattem): – The median EBITDA multiple is 9.1x

Sources: Prestige filings and investor presentation; Wall Street research; Dealogic; and Capital IQ.
Notes: The terms "EBITDA" and "multiple" refer to Last 12 Months EBITDA. EBITDA multiple refers to Enterprise Value / Last 12 Months EBITDA.
1) Includes only completed, all-cash, public transactions for the consumer and retail industry for the period April 5, 2002 through April 5, 2012, where premium data is available. Sample limited to change of control transactions (>50% stake acquired), transactions over $100 million transaction value and transactions involving US targets.
2) Includes only completed, all-cash public transactions across all industries for the period April 5, 2002 through April 5, 2012, where premium data is available. Sample limited to change of control transactions (>50% stake acquired), transactions over $100 million transaction value and transactions involving US targets.

10

Shareholders Should Carefully Scrutinize Certain Claims Made by Prestige

Prestige Claims

- Peer group has radically changed

10-K Reported Peers	Investor Presentation Peers
Helen of Troy	**Helen of Troy**
WD-40	**WD-40**
Elizabeth Arden	Church & Dwight
The Hain Celestial Group	The Clorox Company
Inter Parfums	Colgate-Palmolive
Lifetime Brands	Energizer
Maidenform	Jarden
Smart Balance	Newell Rubbermaid
Zep	Perrigo
	Procter & Gamble
	Reckitt Benckiser
	Schiff
	Tupperware

Genomma Perspective

- The median market value of the new peers is $5.6 billion vs. $694 million for Prestige (1)
- Investor presentation peers include P&G, Colgate and Reckitt Benckiser, who have equity values of $179 billion, $45 billion and $41 billion, respectively
  - These companies far surpass Prestige in terms of scale, brand recognition and international capabilities
- Conveniently, this group trades at an EBITDA multiple ~2 turns higher than the long-established historical peer group

Sources: Prestige filings, Prestige investor presentation and Capital IQ.
Notes: The terms "EBITDA" and "multiple" refer to Last 12 Months EBITDA. EBITDA multiple refers to Enterprise Value / Last 12 Months EBITDA.
1) Market values as of February 17, 2012.

11

The Company's Organic Growth Has Been Flat Since 2010

- **Prestige exhibited less than 2% organic growth in FY 2011**
  - The revenue contribution from the Dramamine and Blacksmith Brands acquisitions was almost exactly equal to Prestige's total year-over-year revenue increase
  - Prestige's existing portfolio barely grew from FY 2010 to FY 2011

Revenue Bridge: FY 2010 to FY 2011

($Millions)
$350
$300
$250
$200
$292.6
$5.1
$38.8
$336.5
FY 2010
Organic Growth
Acquired Revenue
FY 2011

- **Prestige's organic growth actually declined in the 9 months ending December 31, 2011, after adjusting for acquisitions**
  - For the current fiscal year to date, the Company's revenue has declined by $1.7 million before acquisitions

Revenue Bridge: 9ME 12/31/10 vs. 9ME 12/31/11

($Millions)
$350
$300
$250
$200
$240.1
($1.7)
$68.7
$307.1
9ME 12/31/10
Organic Growth
Acquired Revenue
9ME 12/31/11

Sources: Prestige filings, Wall Street research and Capital IQ.

13

Prestige Has Historically Traded at a Significant Discount to Its Peers

Historical EV / LTM EBITDA multiples

- **Prestige has consistently been valued at a significantly lower multiple than its peers**
  - Prestige has traded at 8.0x EBITDA over the last 2 years vs. 10.0x for its peers
- **Chattem traded at an average multiple of 11.8x EBITDA during the 2 years prior to its acquisition by Sanofi**
  - ~4 turns (48%) higher than Prestige's 2-year average for the last 2 years
  - Chattem and Prestige's peers are valued at higher multiples due to
    - Superior growth
    - Superior scale
    - Lower leverage

	2-Year Trailing Average Prior to Offer
10-K Reported Peers	10.0x
Chattem	11.8x
Prestige	8.0x
Discount to Peers	(19.3%)
Discount to Chattem	(31.9%)

19x
17x
15x
13x
11x
9x
7x
5x
Dec-07
May-08
Sep-08
Feb-09
Jun-09
Nov-09
Mar-10
Aug-10
Dec-10
May-11
Sep-11
Feb-12
Sanofi Offer to Acquire Chattem
Chattem 2 Year Average: 11.8x
Genomma Offer to Acquire Prestige
10-K 2 Year Average: 10.0x
10.1x
8.6x
Prestige 5-Year Average: 8.2x
Prestige 2-Year Average: 8.0x
Prestige
Chattem
10-K Reported Peers (1)

Source: Capital IQ for the period December 20, 2007 through February 17, 2012.
Notes: The terms "EBITDA" and "multiple" refer to Last 12 Months EBITDA. EBITDA multiple refers to Enterprise Value / Last 12 Months EBITDA.
1) 10-K Reported Peers include Elizabeth Arden, Hain Celestial, Helen of Troy, Inter Parfums, Lifetime Brands, Maidenform Brands, Smart Balance, WD-40 and Zep.

14

Prestige's Near-Term Prospects Were Reflected in the Company's Stock Price Prior to Genomma's Offer

Management Guidance

"I think we all know, in the OTC market, the OTC market is a steady and slow market. And if you look at OTC in general the last two to three years, it's a plus 1% or 2% market overall across all categories. **So it's not like these brands or any of the other brands that we've purchased have had double-digit growth rates. And I wouldn't say that would be true with this portfolio just like it wasn't with the past ones.**"

— Matt Mannelly, CEO; Prestige Brands Holdings (December 20, 2011)

Wall Street Perspective

"...we believe the stock already incorporates much of this upside, having appreciated over 40% since announcing the transaction on December 20. Thus, we view the shares as fairly valued at 10.6x our revised fiscal 2013 EPS estimate, particularly given the lack of sustainable consolidated organic top-line growth and a now-levered balance sheet, with a leverage ratio of over 5x."

— Joseph Altobello, CFA; Oppenheimer & Co. (February 9, 2012)

"Shares currently trade at 11.5 times our calendar 2012 EPS estimate and we view risk/reward profile as balanced."

— Jon Andersen, CFA; William Blair & Company (February 9, 2012)

15

The Value of the GSK Deal, Including the Tax Asset, Was Reflected in Prestige's Stock Price Prior to Genomma's Proposal

- **Value of GSK deal had accreted into Prestige's stock price**
  - Between the announcement and close of the GSK deal, Prestige appreciated 43%, representing an increase of $209 million in equity value
  - This is 55% more than the $135 million tax benefit Prestige reported
- **No momentum post-GSK transaction**
  - Following the close of the GSK brands acquisition, Prestige underperformed the S&P 500

Prestige Trading Performance

Value of GSK Deal Accreting into Prestige's Stock Price
Post-GSK Transaction Performance
Genomma Proposal
Price ($)
$18
$16
$14
$12
$10
$8
December 20, 2011
Closed: $11.20, +20.0%
Announced acquisition of GSK Brands North America
February 1, 2012
Closed: $13.31, +3.7%
Closed GSK brands acquisition
February 9, 2012
Closed: $13.30, -1.2%
Announced adjusted EPS of $0.25 for FQ3 2012, beating consensus by 1.6%
12/01
12/08
12/15
12/22
12/29
01/05
01/12
01/19
01/26
02/02
02/09
02/16
02/23

S&P 500 Outperformed Prestige Post GSK Brands Close

103%
102%
101%
100%
99%
+2.8%
+1.4%
02/01/12
02/03/12
02/05/12
02/07/12
02/09/12
02/11/12
02/13/12
02/15/12
02/17/12
Prestige
S&P 500

Sources: Prestige filings, investor presentation, website and press releases; and Capital IQ.

16

Genomma's Proposal Represents a Compelling Value for Prestige Shareholders

Consideration	• $16.60 per share (100% cash)
Premium	• 23% premium to the unaffected stock price of $13.50 on February 17, 2012 – 33% premium to the 30 days prior to announcement
Valuation	• 9.3x LTM EBITDA
Prestige Shareholder Proposal	• Genomma has nominated a slate of five directors for Prestige's Board
Genomma Shareholder Approval	• Received shareholder approval on March 29, 2012 for the proposed transaction • Shareholders also delegated authority to the Board to finalize the negotiations

18

Genomma's Offer Premium is Consistent with Similar Completed Transactions Over the Last 10 Years

1-Day Premium

35%
30%
25%
20%
15%
10%
5%
0%
23.0%
24.5%
21.2%
21.5%
Genomma Offer
All Industries
Consumer & Retail
Consumer

30-Day Premium

35%
30%
25%
20%
15%
10%
5%
0%
32.8%
26.7%
25.4%
28.9%
Genomma Offer
All Industries
Consumer & Retail
Consumer

Source: Dealogic as of April 5, 2012.
Note: Includes the median percentage of only completed, all-cash, public transactions for the period April 5, 2002 through April 5, 2012, where premium data is available. Sample limited to change of control transactions (>50% stake acquired), transactions over $100 million transaction value and transactions involving US targets.

19

Compelling Value Post GSK Acquisition

Genomma Offer Multiples Analysis

EV/LTM EBITDA (x)
12x
10x
8x
6x
4x
2x
0x
7.4x
9.3x
10.7x
GSK Brands NA Transaction Value
Genomma Offer for Prestige
Implied Genomma Offer for Legacy Prestige (excl. GSK)

($Millions, except per share data)	Genomma Offer @$16.60 per Share
Genomma Transaction Value	**$ 2,002.0** (1)
Less: GSK Brands Transaction Value	(660.0) (2)
Implied Transaction Value Less GSK Acquistion	**$ 1,342.0**
Prestige Pro Forma LTM EBITDA	$ 215.0
Less: GSK Brands LTM EBITDA	(89.2)
Legacy Prestige LTM EBITDA (excl. GSK)	**$ 125.8** (3)
Implied Multiple for Prestige	**9.3x**
Implied Multiple for Legacy Prestige (excl. GSK)	**10.7x**

Sources: Prestige filings, investor presentation, website and press releases; Genomma filings; Wall Street research; and Capital IQ.
1) Includes approximately 50.4 million basic common outstanding shares, 0.3 million restricted stock / restricted stock units and 1.8 million options at a weighted average strike price of $8.48 per share; per Prestige's latest 10-Q for the period ended December 31, 2011.
2) Per Prestige press release dated December 20, 2011.
3) Based on $215 million pro forma combined EBITDA cited in Prestige investor presentation (dated March 22, 2012) less $89.2 million of GSK brands EBITDA (implied from 6x net purchase multiple cited in Prestige press release dated December 20, 2011).

20

Over the Last 2 Years, the Median Multiple Prestige has Paid for Its Acquisitions is 7.4x

The Prestige acquisitions account for ~60% of the Company's EBITDA and have not generated any meaningful organic growth, yet the Genomma offer is a significant premium to those valuations

TEV / LTM EBITDA
12x
11x
10x
9x
8x
7x
6x
Median: 7.4x
7.5x
7.4x
6.3x
9.3x
10.7x
+26%
+44%

Target	Dramamine	GSK NA OTC	Blacksmith	Prestige	Legacy Prestige
Acquirer	Prestige	Prestige	Prestige	Genomma	Genomma
Date	12/2010	12/2011	09/2010	02/2012	02/2012

Sources: Company filings, Wall Street research and Capital IQ.
Notes: Line indicates group median excluding Prestige / Genomma transaction. Percentages indicate premiums to the group median.

21

Precedent Transactions and Peer Group Trading Levels

Offer is in line with precedents and peers, and represents a significant premium to any value that Prestige has recently achieved or at which it has acquired

TEV / LTM EBITDA
12x
9x
6x
3x
0x
7.4x
9.1x
10.5x
9.3x
10.7x
Prestige Prior Transactions (1)
Precedent Transactions (2)
10-K Reported Peers (3)
Genomma Offer for Prestige
Genomma Offer for Legacy Prestige

Sources: Company filings, Wall Street research and Capital IQ. All pricing as of February 17, 2012.
Note: Each bar represents group median.
(1) Prestige prior transactions include: Dramamine/Prestige; GSK NA OTC brands/Prestige; and Blacksmith Brands/Prestige.
(2) Precedents include Del Pharma/CHD, Chattem/Sanofi, Del Labs/Kelso, PBM Nutritionals/Perrigo, NBTY/Carlyle, Dramamine/Prestige, GSK NA OTC/Prestige, Blacksmith/Prestige.
(3) 10-K Reported Peers include Elizabeth Arden, Hain Celestial, Helen of Troy, Inter Parfums, Lifetime Brands, Maidenform Brands, Smart Balance, WD-40, and Zep.

22

Pro-Shareholder Governance Proposals

Genomma's Proposals	Rationale for Proposals
• Fill the five Prestige directorships up for election with Genomma's nominees	• Elect highly-qualified, independent directors to the Board
• Repeal any by-law amendments adopted by Prestige's Board of Directors without shareholder approval	• Ensure that the current Prestige Board does not pre-emptively disenfranchise shareholders
• Accept the offer extended by Genomma to acquire all outstanding shares of Prestige at the price of $16.60 per share in cash	• Maximize shareholder value

24

Prestige's Roll-up Strategy Has Successfully Run Its Course

- **Genomma is offering a significant premium at a high point, not a low point**
  - The offer fully incorporates the value of the recently acquired GSK assets, including the tax asset, and a significant premium on top of that
- **Genomma's fully-financed proposal and shareholder approval creates deal certainty**
- **Prestige faces significant challenges as a standalone company**
  - All-cash offer transfers 100% of risk from Prestige shareholders to Genomma
- **Genomma is best positioned to organically grow Prestige's brands successfully**
  - The comprehensive product offering and expanded international presence will provide substantial upside potential for organic growth for both product portfolios
  - Genomma can effectively apply its expertise in in-house marketing and R&D to significantly improve Prestige's operations

25